Filed by CSR plc Pursuant to Rule 425

Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-6

Under the Securities Exchange Act of 1934

Subject Company: Zoran Corporation

Commission File No: 333-173590

UKLA Approval of Prospectus

RNS Number: 7983L

CSR plc

04 August 2011

4 August 2011

CSR plc

(the “Company” or “CSR”)

UKLA Approval of Prospectus

Publication of Prospectus

The Company (LSE:CSR.L) announces that the following prospectus has been approved by the UK Listing Authority:

Prospectus dated 4 August 2011 relating to the proposed issue of up to 49,500,000 ordinary shares of 0.1 pence each in the capital of the Company (the “New Ordinary Shares”) in connection with the proposed merger with Zoran Corporation and application for the admission to listing on the premium segment of the Official List of the UK Listing Authority and to trading on the Main Market of the London Stock Exchange of the New Ordinary Shares (the “Prospectus”).

To view the Prospectus, please paste the following URL into the address bar of your browser:

http://www.csr.com/CSR_plc_UK_Prospectus.pdf

A copy of the Prospectus is today being submitted to the National Storage Mechanism and will shortly be available for inspection at: www.hemscott.com/nsm.do

Enquiries:

CSR Contacts:

Will Gardiner, Chief Financial Officer

Cynthia Alers, Director, Investor Relations

Tel: +44 (0) 1223 692000

FD (Financial Public Relations):

James Melville-Ross

Tel: +44 (0) 20 7831 3113 (GMT office hours)

Mobile: +44 (0) 7909 684 467 (out of hours)

Important Notice

THE PROSPECTUS IS NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN WHOLE OR IN PART IN OR INTO THE UNITED STATES OF AMERICA, AUSTRALIA, JAPAN OR CANADA.

Please note that the information contained in the Prospectus may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Prospectus) only and is not intended for use and should not be relied upon by any person outside those countries and/or to whom the Prospectus is not addressed. Prior to relying on the information contained in the Prospectus you must ascertain from the Prospectus whether or not you are part of the intended addressees of the information contained therein.

END

This information is provided by RNS

The company news service from the London Stock Exchange

About CSR

CSR is a leading global provider of personal wireless technology, including Bluetooth, GPS, FM and Wi-Fi, to industry leaders in consumer electronics, mobile handsets and the automotive industry. Its technology has been adopted by market leaders into a wide range of mobile consumer devices such as mobile phones, automobile navigation and telematics systems, portable navigation devices (PNDs), wireless headsets, mobile computers, mobile internet devices, GPS recreational devices, digital cameras and mobile gaming, plus a wide range of personal and commercial tracking applications. CSR is headquartered in Cambridge, UK, and has offices in Europe, Asia and North America. More information can be found at www.csr.com. Keep up to date with CSR on our blog, or follow us on Twitter at twitter.com/CSR_plc

This communication is not a prospectus as required by the Prospectus Directive of the European Parliament and of the Council of 4 November 2003 (No 2003/71/EC). It does not constitute or form part of an offer to sell or any invitation to purchase or subscribe for any securities or the solicitation of an offer to purchase, otherwise acquire, subscribe for, sell or otherwise dispose of any securities or the solicitation of any vote or approval in any jurisdiction pursuant to the proposed merger or otherwise.

Any acceptance of, or response to, the proposed merger should be made only on the basis of the information referred to, in respect of CSR shareholders, the shareholder circular seeking the approval of CSR shareholders for the proposed merger (the “Circular”) and prospectus in connection with the admission of ordinary shares of CSR to the Official List and to trading on the London Stock Exchange (the “UK Prospectus”) issued by CSR or, in respect of Zoran stockholders, the amended proxy statement/prospectus (the “Proxy Statement/Prospectus”) which forms part of the amended registration statement on Form F-4 (the “Amended Registration Statement”).

Additional Information and Where to Find It

This communication may be deemed to be solicitation material in respect of the proposed merger involving CSR and Zoran. In connection with the proposed merger, CSR has filed with the US Securities and Exchange Commission (the “SEC”) an amended Registration Statement on Form F-4 containing a Proxy Statement/Prospectus for the stockholders of Zoran. Each of CSR and Zoran intends to file other documents with the SEC regarding the proposed merger. The definitive Proxy Statement/Prospectus has been mailed to stockholders of Zoran. Shareholders of CSR and stockholders of Zoran are advised to read carefully the formal documentation in relation to the proposed merger. The proposals for the proposed merger are, in respect of the CSR shareholders, being made solely through the Circular, and, in respect of the Zoran stockholders, being made solely through the Proxy Statement/Prospectus. Both the Circular and the UK Prospectus and the final Proxy Statement/Prospectus contain the full terms and conditions of the way in which the proposed merger will be implemented, including details of how to vote with respect to the implementation of the proposed merger. Any acceptance or other response to the proposals should be made only on the basis of the information in respect of the CSR shareholders, in the Circular and the UK Prospectus, or, in respect of the Zoran stockholders, in the Proxy Statement/Prospectus.

Copies of the UK Prospectus and the Circular will, from the date of posting to CSR shareholders, be filed with the UK Listing Authority and submitted to the National Storage Mechanism and available for inspection at www.Hemscott.com/nsm.do and available for inspection by CSR shareholders at the offices of CSR plc, Churchill House, Cambridge Business Park, Cowley Road, Cambridge CB4 0WZ during normal business hours on any weekday (Saturdays, Sundays and public holidays excepted), at the offices of Slaughter and May, One Bunhill Row, London, EC1Y 8YY during normal business hours on any weekday (Saturdays, Sundays and public holidays excepted) and in the Investor Centre of CSR’s website www.csr.com. Stockholders may obtain, free of charge, copies of the Proxy Statement/Prospectus and Amended Registration Statement, and any other documents filed by Zoran and CSR with the SEC in connection with the proposed merger at the SEC’s website at http://www.sec.gov and at Zoran’s website at www.zoran.com and CSR’s website www.csr.com.

BEFORE MAKING AN INVESTMENT OR VOTING DECISION, WE URGE INVESTORS OF CSR AND INVESTORS OF ZORAN TO READ CAREFULLY THE CIRCULAR, UK PROSPECTUS, PROXY STATEMENT/PROSPECTUS AND AMENDED REGISTRATION STATEMENT (INCLUDING ANY SUPPLEMENTS THERETO) AND ANY OTHER RELEVANT DOCUMENTS THAT CSR OR ZORAN WILL FILE WITH THE UKLA OR SEC WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

The UK Prospectus will be published and mailed to shareholders on 4 August 2011. The Proxy Statement/Prospectus was mailed to Zoran shareholders on 1 August 2011.